May 29, 2007

Atlas Independence Eagle Bond Fund

Atlas Funds

794 Davis Street

San Leandro, California 94577

Evergreen Envision Income Fund

Evergreen Equity Trust

200 Berkeley Street

Boston, Massachusetts 02116

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of December 1, 2006 between Atlas Funds, a Delaware statutory trust (the “ Target Trust”), on behalf of one of its series, Atlas Independence Eagle Bond Fund (“Target Fund”) and Evergreen Equity Trust, a Delaware statutory trust (the “Acquiring Trust”), on behalf of one of its series, Evergreen Envision Income Fund (“Acquiring Fund”).  The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund.  This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.6 of the Agreement.  Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of the Target Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.  Shares of Target Fund are redeemable at net asset value at each shareholder’s option.  Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Acquiring Fund is a series of Acquiring Trust, which is registered under the 1940 Act as an open-end management investment company.  Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option.  Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated January 12, 2007 and such other items as we have deemed necessary to render this opinion.  In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

The facts you have represented as to in representation 5 of the letter from Acquiring Fund and representation 6 of the letter from Target Fund, each dated as of the date hereof (which facts are described in the subsequent paragraphs of this opinion), support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks current income consistent with capital appreciation.

Comparison of Target and Acquiring Funds' Investment Objectives, Strategies, and Asset Allocations

Various factors demonstrate the similarity between Target Fund and Acquiring Fund.  The Funds have similar investment objectives.  Both seek current income with a secondary goal of capital appreciation.  To achieve their investment objectives, Target and Acquiring Fund allocate their assets among underlying bond/fixed income funds in similar proportions: Target Fund invests in underlying Atlas funds to achieve an aggregate allocation of approximately 95% bonds and 5% cash, while Acquiring Fund invests in underlying Evergreen funds to achieve an aggregate allocation of approximately 80% debt and 20% equity securities.  Notwithstanding the fact that Acquiring Fund targets an allocation of 20% equity securities and Target Fund doesn't, both Funds have very similar asset allocation overlaps and invest in very similar underlying funds.  As of June 30, 2006 (“the comparison date”), a randomly selected date that reflects the Funds’ portfolios without reference to the Transaction(1), the similar asset allocation targets of Target and Acquiring Fund led to a 80% overlap in asset allocation, consisting of each Fund investing at least 80.37% of its total assets in underlying bond/fixed income funds.

Both Funds provide flexible allocation ranges for their portfolio managers to spread assets among underlying funds.  Target Fund may allocate up to 50% of its assets in any of an  investment grade bond fund (American Enterprise Bond Fund), a multi-sector bond fund (Strategic Income Fund), and a U.S. government bond fund (U.S. Government and Mortgage Securities Fund), and up to 20% of its assets in a money market fund (Money Market Fund).  Under normal circumstances, Acquiring Fund allocates the largest portion of its assets to bond/fixed income funds to achieve the following investment exposures: 40-70% in investment grade, 10-30% in high yield, and 0-20% in international fixed income.  Acquiring Fund may also allocate a small portion of its assets in equity funds to achieve the following investment exposures: 5-25% in domestic equity funds and 0-20% in international equity (foreign stock) funds(2).  The allocation categories and ranges differ, but both Funds achieve similar investment profiles by investing at least 80% of their assets in underlying bond/fixed income funds with similar characteristics.

Each Fund also invested a relatively small portion of its assets in non-fixed income funds.  As of the comparison date, Target Fund invested just under 5% of its assets in an underlying money market fund while Acquiring Fund invested just under 20% of its assets in underlying domestic equity funds.   Because Acquiring Fund invested in equity funds and Target Fund didn't, the Funds' categorizations differ as of the comparison date.  Morningstar categorizes Target Fund as a “Multi-Sector Bond Fund” and Acquiring Fund as a "Conservative Allocation Fund".    Although no overlap exists when comparing the Funds' non-bond fund investments, both invest approximately 80% of their assets in underlying bond/fixed income funds.

Comparison of Target and Acquiring Funds' Investment in Underlying Bond Funds

As noted above, Target and Acquiring Fund invest the vast majority of their assets in underlying bond/fixed income funds.  Both Funds, consistent with their similar objectives and strategies, target a diversified portfolio of bonds by investing in these funds.

As of the comparison date, each Fund invested over 41% of its assets, as a percentage of assets invested in underlying bond funds, in an underlying bond fund that focuses on investment-grade bonds   (Target Fund invested 49.95%, while Acquiring Fund invested 41.08%).  The investment-grade style bond funds in which Target and Acquiring Fund invest (Atlas American Enterprise Bond Fund in the case of Target Fund and Evergreen Core Bond Fund in the case of Acquiring Fund) have similar investment objectives and styles.  Atlas American Enterprise Bond Fund seeks to provide current income with capital preservation as an additional goal, and Evergreen Core Bond seeks to maximize total return through a combination of current income and capital growth.  Both funds normally invest at least 75% of their assets in investment-grade bonds.  Each fund also invests in corporate and U.S. government bonds, and may invest in other types of income producing securities.  Morningstar categorizes both underlying bond funds as "Intermediate-Term Bond" funds.

As of the comparison date, each Fund also invested over 50% of its assets in underlying fixed income funds that provide diversification across multiple bond sectors.  Target Fund invested 50.05% of its assets, as a percentage of assets invested in underlying bond funds, in Atlas Strategic Income Fund while Acquiring Fund invested 58.92% of its assets (as a percentage of underlying bond fund assets) in three underlying Evergreen bond funds as follows: Evergreen International Bond Fund (8.61%), Evergreen Ultra Short Opportunities Fund (33.62%), and Evergreen High Yield Bond Fund (16.70%).   Target Fund is less diversified in underlying fixed income funds than Acquiring Fund because Atlas Funds offers fewer bond/fixed income funds to choose from than Evergreen Funds.  Therefore, Target Fund achieves diversification in bonds by investing in Atlas Strategic Income, an underlying Atlas bond/fixed income fund that invests in multiple bond sectors including: U.S. government bond, corporate bond, foreign bond, high-yield bond, and cash.  Morningstar categorizes Atlas Strategic Income as a "Multisector Bond" fund.  Because Evergreen Funds offers numerous fixed income funds, Acquiring Fund achieves diversification by investing in multiple underlying Evergreen bond funds:  Evergreen International Bond, Evergreen Ultra Short Opportunities, and Evergreen High Yield Bond.  Morningstar categorizes these underlying Evergreen funds as "World Bond", "Ultrashort Bond" and "High Yield Bond", respectively.  Although Atlas Strategic Income is not necessarily similar to any one of the three underlying Evergreen bond funds mentioned in this paragraph, Target Fund's attainment of diversification across multiple bond sectors by investing in Atlas Strategic Income fund is similar to Acquiring Fund's attainment of diversification across multiple bond sectors by investing in Evergreen International, Ultra Short Opportunities, and High Yield Bond Funds.

Comparing all of the similar bond funds described above results in an overlap of over 90% in underlying bond/fixed income fund assets.  This 91.13% overlap consists of a 50.05% overlap in bond funds providing multiple-sector diversification in bonds (Target Fund invested 50.05% of its underlying bond fund assets in Strategic Income Fund, while Acquiring Fund invested 58.92%, combined, in High Yield Bond, Ultra Short Opportunities, and International Bond Funds) and a 41.08% overlap in an investment-grade style bond fund (Target Fund invested 49.95% of its underlying bond fund assets in American Enterprise Bond Fund, while Acquiring Fund invested 41.08% in Core Bond Fund).  Such similarity stems from Target and Acquiring Funds' common strategy of targeting underlying bond/fixed income funds that diversify their bond holdings.

The specific characteristics described above (the relative figures and percentages in terms of asset allocations and investment holdings) do not constitute fixed aspects of Target Fund and Acquiring Fund’s investment strategies.  Rather, they reflect the fact that the Funds’ similar investment strategies have led them to react similarly (by choosing similar underlying funds) to the market conditions in place up until the comparison date.  In addition, the similarity and variance of these characteristics will change at any given time depending on the market outlook of the portfolio manager.

Consistent with the similarity of the funds, on the date of the Transaction, at least 33-1/3% of Target Fund’s portfolio assets as they existed prior to any realignment occurring in connection with the Transaction will not be required to be sold by virtue of the investment objectives, strategies, policies, risks or restrictions of Acquiring Fund, and the Target Fund will not have realigned its portfolio prior to the Transaction in order for this to be true.  In particular, it must be recognized that the reorganizations of the lower-tier funds are not conditional on and are discreet from the reorganizations of the upper-tier funds of funds.  Therefore, Target Fund assets will consist of underlying fund assets that will have reorganized prior to the merger of Target Fund into Acquiring Fund.  In addition, Acquiring Fund has no plan or intention to change any of its investment objectives, strategies, policies, risks or restrictions after the Transaction.  After the Transaction, Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the funds’ shared investment objectives and strategies, as described above and reflected by the aforementioned mutual fund selection and underlying fund portfolio data.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final two paragraphs hereof, for U.S. federal income tax purposes:

 i. The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

ii. Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

iii. Under Section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

iv. Under Section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

v. Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

vi. Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

vii. Under Section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

viii.Under Section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

ix. Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or (ii) on the termination or transfer thereof without reference to whether such a termination or transfer would otherwise be a taxable transaction.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “IRS”).  In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds.  Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds.  We believe that the IRS’s conclusion in this ruling has always been questionable.  In addition, a series of private letter rulings issued in July of 2005 suggest that the IRS’s position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement.  However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Transaction would be distinguishable from those in the ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks current income consistent with capital appreciation.  Both funds allocate a similar portion of their assets to similar underlying fixed income funds with respect to credit quality and sector diversification.  After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds.  While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies.  In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled.  However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt.  No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP

1. Unless otherwise noted, all data were obtained from Morningstar.

2. Asset allocation ranges come from Atlas and Evergreen Funds' Prospectuses.